Exhibit 99.1

Rally Townhall

June 2, 2015

Tim Miller:	Awesome and with that, I would like to introduce the CEO of CA Technologies, Mike Gregoire. Come on up.

Mike Gregoire:

So first of all, thank you very much for having me. I know you had some of our team here for a little while. You’ll probably see more CA folks here over the next few months until close and then eventually we shouldn’t be able to tell the difference between the two of us as we kind of work to be one united team. What I thought I’d do today, I put this agenda together based on feedback that I got from Trevor and from Tim of the things you’d kind of like to be interested in. First of all, a little bit of who we are. CA’s been around for an awful long time and it’s went through, it’s like any company, it’s gone through different iterations and I’d like to walk you through a little bit of where we are now. I’m definitely much more interested in windshields than rearview mirrors. So it’s more about the future of CA that I’m going to spend the most amount of time talking about. We’re on a journey and I want to walk you through what that journey is and I want to make sure you understand how much we need Rally to be part of that journey and why we’re so excited about having Rally as part of our family. Expectation setting - we’ll start that off. I don’t think the expectation setting is any different for me than what Tim would have reviewed but it’s always a good idea to talk about the kinds of things that are important to all of us and how we ensure that our future is based on meeting expectations. I noticed one of the things in your corporate culture is make commitments and if you think about the Agile methodology and how Live Agile is a big part of your fabric, that whole concept of meeting commitments is extraordinarily important to us and I see a lot of synergy in how we think about that but it’s also a good moment in time to stop and reflect what does that really mean? And then why Rally? When you’re looking at the universe of companies you could buy and we’re a company with a lot of cash. We have worth $3 billion in cash. We generate over half a billion dollars of free cash flow each year. We have a lot of assets that we could go buy pretty much anything we want and we selected Rally and I think it’s important for you to understand that because I think it’s extraordinarily important what has been done and what’s been created here and that’s what’s attractive to us, is how do we get some of that vibe? How do we make sure that gets into the fabric of how we’re leading and you’ll hear a lot of what we’re talking about with respect to the application economy is what we’ve seen is that applications are truly becoming the lifeblood with just about every company. I can give you literally hundreds of examples of customers that I’ve met over my last two and a half years, not even two and a half years since I’ve been at CA of how customers are really trying to reinvent themselves in the context of the digital economy. We’ll talk to you a little bit on values just to make sure that you know that I know what your values are and I understand that and culture is extraordinarily important. The book value of CA is virtually nothing. The book value of Rally is less than that. It’s all about the people and to the extent that you get the right like minded people that are really committed to making something significant happen, I think we all win and that’s extraordinarily important to CA. It’s extraordinarily important to me. I know in my conversations with Tim, it’s extraordinarily important to how he’s built up a company and I want to make sure that that’s reinforced and then we’ll open it up for some questions in which in my first meeting with you I know I’m going to disappoint you because I’m not going to be able to answer all of your questions but I will make sure that those questions are heard and at the appropriate time through the process, we’ll make sure that we get you the answers. Some of them for regulatory reasons, we’re not going to get into detail. We’re not going to talk about roadmaps. We’re not going to talk about sales forecasts. We’re not going to talk about accounts. We’re not going to talk about pipelines. So all those kind of questions we have to kind of put into the box. Some questions I just don’t know the answer. It’s too early in the process. I can tell you how we think about these types of things but as we’re learning more, we try to get better answers and it’s in all of our best interest to exercise the best judgment we can in the finite amount of time that we have and then there are some questions that I might be lucky and have the right answer. Does that make sense?

All right. So let’s dig in here. So who are we? This is a big software company. It was the first software company, the first independent software company to have $1 billion back in the day. It is a company that has invested heavily, heavily in R&D. Over 1,000 patents. We spent about $600 million - $660 million a year in R&D. Since I’ve been CEO, I’ve only increased R&D budget. I’ve never taken the R&D budget down nor do I intend to. I think a software company is built by R&D and R&D has to be something that is the fabric of a great software company. We’re in 40 countries. $4.3 billion in sales. We’re consistently voted as one of the best places to work. If you go onto our website, you’ll see a number of awards from a variety of different constituencies. This is something that once again, is important to us. We want it to be a great place to work. If we are hiring right, you can work anywhere you want.

I want you to choose to work for CA. That’s important because it’s just too hard not to. You have to want to be here because you believe in the mission, you like who you work for, you like what you’re working on, and it’s important to you and that’s our job especially at the senior leadership levels to create an environment where that’s important to everybody. So this is something we spent an awful lot of time on. We expose ourselves to all of these rankings and we’ve put a lot of energy into it each and every year. So that gives you a kind of snapshot of who we are. The customers we serve are the customers you want. If you take a look at a company the size of Rally and having been in your shoes, I went through a startup that had $48 million worth of revenue, losing $20 million a year. The first thing I did is I borrowed $20 million to make payroll at 13.25% interest and rode that with my credit card until I took the company public a year and a half later and paid it off. So building technology is hard. It’s really, really hard. Building distribution in orders of magnitude - harder. We have a great distribution engine. We have sales professionals and marketing professionals in pretty much every country that you’re going to want to operate in. We have a customer base that’s to kill for. We have worked with almost every large company. We’re a trusted supplier. We run these companies. You can’t go to a banking institution and not be processing through CA software. You can’t go watch - I know they’re in the news a lot - English premier league football or FIFA football. Every time you want to go watch that on the internet, you’re going through British Telecom and you’re getting authorized through our software with our security software. If you are a product and portfolio management player, much like our integration with Agile and with Rally today, almost every large company is using that software. So we are, in all of the places, both countrywide and companies, that we want to get Rally into and I think this is a big part of why the synergies of our company work well together. We’ve got absolutely great software, you’ve got our roadmap that I think has many, many years to be built on, and we have a great distribution and a great customer reference point that we can start bringing this product in and they’re going to be very attracted to see it but we are on a journey. If you take a look at CA, and I’ll be as frank as I possibly can, CA had a business model that worked great for about 10 years. So if you go take a look at 1995 until the early 2000s, they had a business model that they used this great ability to generate cash and they would buy companies and valuations of companies put them in a situation but they never had to really compete against financial sponsors and at that time, going public was a lot more difficult than it is today, so the only exit for an entrepreneur or a very viable exit for an entrepreneur was to sell to a strategic whether it be

IBM, HP, EMC, ourselves, some of our competitors, Compuware, EMC and that model worked great. Build out the distribution engine instead of building software from scratch and organic development. Go use your balance sheet, buy companies, get those companies to run through your distribution network, refill the coffers with cash because you’ve got this distribution network and do that. It worked great. Then we had the dot-com explosion and at that point valuations went extraordinarily high. The ability for you to use your balance sheet and go buy companies became more difficult and as the management team at CA at the time felt that pressure, they did something that I think was strategically flawed. In an effort to make Wall Street EPS guidance, they did two things. They cut marketing and cut R&D and then they got into this cycle where they didn’t have enough competitive products where they could grow the company. We have a mainframe business. It’s a beautiful business. It’s huge. It’s $2.6 billion. It’s systemically shrinking by industry standards 2% - 4% every year. We shrink probably 1% - 2%. So we’re beating the market and we’re taking market share but when we start the year off, we start in a deficit right off the bat because we’re going to shrink the $2.6 billion business by over $120 million a year. So as you all know, especially being a SaaS Company with a lot of revenue, that means you got to go sell $250 million - $300 million worth of net new software day one just to get back to even and we’re trying to grow this company so that makes it really, really hard. So the only gain for us on our journey is to go build and sell more software. We all know it takes a lot of work to go build a company, build a product and it takes time. We have over 14 products right now that are in incubation stage. Three or four of them would probably make it to decent sized SKUs; where they’ll be kicking out $50 million - $60 million a year but that takes a couple of years to get going. So we have put a lot of effort into that in the last two years but when I take a look at the timeframe and I take a look at what our mission is and our journey is we want to grow. I expect CA to be one of the most respected software companies in the world. I want it to be put up in the Parthenon with the best software companies that ever existed. That’s the mission and that’s the journey we’re on but you can’t get there if you’re not growing. So in order for us to grow, we’re going to have to use a combination of our own ingenuity and build products from scratch and we’re also going to have to use our balance sheet, which is be able to buy companies. Now, the only companies that I’m interested in buying are growth companies. There are a lot of companies that look and smell and feel like CA. They become holding companies, retired software companies. That’s not what we’re trying to do here. The only thing we’re looking at from the business development point of view are companies that are growing. When you take a look at Rally, SaaS Company growing at 20%, great management team, geographically suited, culturally suited to us, that’s one of the reasons why or some of the reasons why we’re very much attracted to Rally. This journey we’re on is very difficult. We’re not the only ones trying to get this problem solved. If you would take a look at some of our competitors, which are for example at IBM, if you go take a look at IBM right now, they got a very difficult row to hoe. They’re a very good company. They’ve got a good management team. There’s a lot of pride in that company. They’re not going to give up. HP is going through a big change themselves. They’re going to split the company in two. Right now they’re a little disorganized but once again, I think they will find their way and figure out where they want to compete and how they want to go to market. EMC has had an activist shareholder on their board attacking them for the last two years. That is also a very good company. They’re going to come back and they’re going to fight. So one of the things I want to make sure that all of you are aware of is your competitors - you’re competing against VersionOne, you’re competing against Atlassian, you’re competing against spreadsheets, you’re competing against a tired way of doing software, which is waterfall. That is nothing compared to the fight we’re going to bring you into. The fight we are at is extraordinarily difficult. We wake up in the morning and there’s a bunch of companies on Sand Hill Road that don’t make any money that are trying to eat our lunch. We wake up and we have well funded large companies. This is the big league. It’s extraordinarily competitive and we expect to win and that’s the journey we’re on. It is hard slugging. We’re at it all day every day. Mouth guard in, chin strap on, we’re in it to win it, and we think you guys are going to be a big part of our success story. So that’s the journey. Now, how do we feel confident that we’re in the right place? Time and time again, no matter what customer I go see, they’re being disintermediated by software. One of our biggest customers is Nike. When you walk into Nike, they are a lifestyle company by definition but they are one of the most technically astute companies you’re ever going to meet. The way that they built software, the way that they test software, the way that they think about how the digital presence of that company reflects upon them is astounding. Facebook’s another big customer of ours. They have so many servers, they can’t count them and neither can we. The only way that we could price our software for them is we charge them by the kilowatt of electricity. We know that the lights don’t count. It’s all the servers and we’re measuring their electricity bills. That’s the only proxy we could find in a way to figure out how to charge them. So when we’re playing, we’re playing at scale. Big scale. When our software doesn’t work, we take companies down. We have to operate at a very high level. If you use a credit card for example, you’re probably running through our software. When you get challenged like nobody enjoys this but when you get a challenge to put in extra information about who your identity is, that’s probably our software, those are our patents that you’re hitting. So we’re playing at a different scale but every single customer I talk to, they’re trying to understand how do I get a piece of this digital world and how do I protect my brand in the process of it? I use a couple of examples quite a bit so if you hear me repeat myself, I just do it for effect. When you take a look at a company at - who here uses Uber? So Uber. Let’s just think about this for a second. What was Uber seven years go? Didn’t exist. In seven years - this is a company that’s grown to $10 billion in revenue, $2 billion in operating profit, a 50 biggest - they just had a round raised, $50 billion valuation and they’ve just disintermediated a 200 year old business. AirBnB is similar but different. Both based out of San Francisco. The market capitalization today of AirBnB is the same as Wyndham Hotels. Wyndam Hotels has 7,500 brick and mortar buildings. Just think about that. That’s 7,500 buildings. All the employees you have to manage, all the insurance, all the restaurants, all the linen, all that you have to manage. What does AirBnB manage? A software stack and a few data centers. Who do you think is going to be more profitable? If you were investing, what would you invest in Wyndham Hotels or would you invest in AirBnB? So if you’re a CEO of a company, and we all get information on this. We always get these newsletters that come through. I get a lot of self-help books delivered to my office as well which makes me feel a little insecure, but you’re reading about this stuff and you’re saying, “Is this going to happen to me? What am I going to do about it?” If you were the CIO of a company seven years ago and you walked into the CEO’s office and you say, “Boss, I’m going to go hire 50 developers and we’re going to build custom software because I want to protect our brand and I want to take us into the digital age,” he’d say, “Are you crazy? You’re going to go buy packaged software. We’ll outsource it to Accenture, we’ll outsource it to an Indian outsource, outsource firm but we’re not in the software business. That’s not what we do.” Today, that CEO is dropping into the CIO’s office and saying, “What is our digital strategy? How are you going to make sure that our company is not err- doesn’t do to hotels what AirBnB is doing to that whole industry? How are you going to make sure that I’m not the next taxicab industry?” So this is something where we feel we have absolutely positively hit a nerve of a big change is going to happen on a worldwide basis on business and we want to be right smack in the middle of it.

And how we think about is for us is we’re not a consumer company, we’re a B2B company but when we think of building applications and we do think about a consumer experience. Enterprise software has been notoriously bad. We’ve had this attitude of we crack the whip, you make the trip. We’re going to give you a green screen that’s difficult to use, we’re going to put code out there that doesn’t work all the time, we’re going to give you a lot of features and functions that bloat the system so that you don’t even know how to use it, and everyone’s pushed back and said, “I don’t want that anymore. I’m not going to buy that.”

So when I think about this disintermediation, I think companies like ours can be disintermediated. If you are not building software that is easy to use, easy to install, low cost of ownership, try and buy, I think you’re a dinosaur. So when I think of how we’re building software, it has to be in the context of easy to use, easy to install, low cost of ownership, and to get your sales process in place, you should be able to allow your users to download it and touch and feel it. Because they won’t buy it unless you give them that experience.

So for us the whole business rewritten by software theme is how we’re going to market and how we’re talking to all of our customers and saying, “How are you going to make sure that you’re not disintermediated?” and these are the kinds of tools and process and platforms and thinking and security that you’re going to need to effectively compete as we go forward.

Now what do we expect? You’ll hear me talk about this a lot: innovation, execution and speed. I think you have to have all of these to be a great company. Now, innovation by far is the most elusive and it’s the hardest. Let me explain to you and give you a little bit of context for how much you’ve achieved. To get this company to $88 million and get it public, you’re in rarefied air. Any innovation in tech is rarefied air. There’s 807 VC companies in the United States. They spent last year $48 billion funding companies. What did they get for it? Well, first of all, out of those 800 VC, only about 630 of them beat the NASDAQ composite average over a five-year period. So 85% of them you’d be better off going to Vanguard and buying a QQQ than investing with them. Just is what it is. It’s the untold story of Sand Hill. They collect 2% management fee and pay for the nice offices and they collect 20% profit, 85% of them never see their profit. The top 20 VC firms pretty much drive the whole industry. And of those firms, they see about 3,000 companies a year and of those 3,000 companies, they invest in 15 of them. Ten of them go bankrupt, four to five of them make it and one of them might get to a billion dollars - one of them.

Through that screen, Rally has come out the other side of it. It means it’s real, it means customers like it, it means that there’s a culture, it means that there’s a business, it means that it needs more funding and the ability to grow. That’s innovation and it’s hard. Innovation inside our company, we squirrel away about 30% of our R&D budget and it’s put away for skunk work projects. We have a very specific process on how to get a project up and off the ground and there’s gating. Much like a VC firm, there’s gating algorithms that we use on when we’re going to invest more. Well, we want to invest as much as we possibly can. We want to invent as much as we possibly can. We want to do it organically.

And when we buy companies, we don’t buy companies for what you did. That’s not exactly super interesting to us. It’s what your company can be and that means further investment in R&D. Most companies make the big mistake when they do an acquisition and they buy a company but they don’t pay attention to what the future’s going to be; they get so focused on the past. That’s a fool’s game. It’s all about the future. I mean it’s all about what you’re buying today and what you can imagine it being down the road, and that’s going to take marketing, it’s going to take sales, it’s going to take R&D, it’s going to take operations, it’s going to take a cracker jack finance team, it’s going to take a cracker jack HR team, you might even have to have a few lawyers involved. This is how you build companies. This is how you think about it and it really comes down to innovation.

And then execution. There are hundreds of those 3,000 companies they look at and the 15 they invest at, the ones that usually fail is not because the idea was bad; it’s the team couldn’t execute. I can’t tell you how many smart people I’ve met that have great ideas but they couldn’t organize a two-car parade. That’s not helpful. And there’s lots of people that are super hyper organized but they haven’t had a creative thought in their life. That’s not what’s going to make it win for us. You’ve got to be able to drive both of them together. If you have great ideas, you’ve got to be in an environment that can execute and we have to be very specific about what that execution needs to look like.

And then lastly is speed. This is something that I am harping on all the time at our company. When you have 11,500 employees and over $4 billion in revenue, geographically dispersed all over the globe and you have a commitment to a diverse employee population, there are a lot of things that can slow you down. If there’s anything that I harp on the most is you got to go faster and we always have this constant dialog of what does that mean? Maybe if you go too fast, you’re taking on too much risk. I think you take a lot of risk by not moving fast. If you hire right and people know what they’re doing, you have to entrust them to do that. I think the whole concept of a command and control management style is dead. I don’t see one single successful company that adopts that kind of management style, and especially in tech. Even if I wanted to, I can’t build the rules fast enough for you to follow. I have to trust our employees and our leadership team that they know what they’re doing and that they’re going to make great decisions, and we want to put up guardrails just to make sure that we don’t get ourselves into some hot water as we’re working through our process. But at the end of the day if you’re a senior leader in this company, you need to be able to make the right call on behalf of the company and especially as we’re trying to move quicker. And that happens not just in R&D or in sales, it happens in finance, it happens in HR, it happens in our legal department.

Now the whole idea of taking risk is pretty much what we have to be able to do and you want to move as quickly as possible. So when I’m talking about innovation, it’s not lost on me how difficult it is; we still have to figure it out. Execution is extraordinarily important because if we have great ideas and we don’t know how to get those ideas to market, we’re not going to be successful. And here’s the other thing, it’s going to feel empty to you. If you’re a person with a great idea and you just feel like you’re hitting your head up against a wall because your idea is not getting the creative lift to get into the market, now that’s not going to be rewarding for anybody. If we want this place to be the most rewarding place possible, you want to be able to get these creative ideas out. And even if it’s not your idea, if you can jump on a great idea that’s not even your own and be part of that team, let me tell you that’s an absolute fantastic feeling.

So these are the kinds of things that we expect out of our employees and we’re not perfect. These things don’t happen in our company all day every day. They happen a lot but not all day every day, and once again what we’re trying to do is make it happen more often than not. I still bump into areas of our company where I’m disappointed at how long it took us to make a decision, I’m still disappointed in execution, I’m disappointed that we weren’t innovative. But I got to tell you I go home some nights and I’m just absolutely amazed of what we’ve done when it comes to customer service, when it comes to getting some new products into the market, when it comes to attacking something that has shown up as an event that we weren’t prepared for but we were able to rally around it with our speed to be able to make it happen especially at a global scale, we do it. I want us to be way, way, way more insistent, and this is something I spend an awful lot of time with the team on, you’ll hear me talk about an awful lot.

So how are we going to get this done? This might be difficult to read. These charts we’ll make sure they’re available to you and much like the SEC we’re going to make sure that they’re available to everybody, but this is what we’re trying to get done here. The market truth. We live in an application economy where every business is a software business. We absolutely believe that with all of our core. Whether you’re in manufacturing, hospitality, banking, insurance, a digital application environment is going to be critical to your success. Our positioning is business rewritten by software. We think that software is going to take over a lot of the manual processes and open up markets that were never achievable to an awful lot of companies. Nobody wants to have face-to-face interaction if they have an opportunity to use a well-designed digital application that they can use when they want how they want on whatever platform they want. Just think about the last time you talked to a teller in a bank machine. You’re using your smartphone to check your balances. You want to buy something retail, you’re using a browser, smartphone, tablet. Insurance, when was the last time you talked to an insurance agent? You’re doing your quotes over the net, you’re taking a look at four or five different quotes, you’re making a decision, you’re touching your tablet to figure out what it is you want to do. When’s the last time you bought a movie ticket or a concert ticket and you weren’t doing that from a browser? It’s all powered by software. Making that software easy to use, super secure and really reaching out with your brand to give your customers more than they expected, we think that that’s business rewritten by software.

Our internal mission, we power the apps that power the business world. That’s something we feel very strong about and that’s where we want to be. If we get enough people thinking about us in that kind of context, we think we’re really truly brushing up against our potential. Now we’ve broken up the company into three or there are really four big businesses, one of them is a platform more than an application but DevOps, management cloud and security, Rally fits great in between the two of them. We can see Rally being used in our management cloud business, especially tight integration with product and portfolio management and we are going to go very, very hard to the hoop with respect to DevOps.

I think that there is going to be a somewhat of a disaster with respect to application development over the next several years. As much as I’m super excited about everybody moving into applications, I’m terrified of the quality that those applications that are coming out. Now there’s 18.4 million software developers in the world today, I think over the next three or four years the projection is it’s going to increase by 45%. We do a lot of investment in STEM. I speak in a lot of STEM charity events and I’ve given up almost on anything to do with universities and I’m targeting mostly high schools. Because in the universities, they wouldn’t know a linear link list if you put a gun to their head. They wouldn’t understand a hashing algorithm, they don’t understand what computer science is. They’ve been so abstracted by it, they think it’s just these pretty little things that you put on an iOS device. I mean there is room for that, but at the end of the day if we’re going to build applications that change the world, you have to understand engineering, engineering principles and you have to be able to understand the basics of computer science, all right?

Take a look at what we’re trying to do with Rally, put it into our service virtualization business and this whole idea of continuous release management, I think that that science and that process and that platform is going to put us in a situation we are the trusted provider to help you build the applications that power your company. We have not filled in all of the voids to make that happen but that’s the vision we have and this is a great component part of that vision and it fits right in between two of our biggest business units.

Underneath that, we are investing in mainframe. We have 26% of the mainframe market. The next biggest provider is IBM. We’ve consistently taken share away from two mainframe competitors, EMC and Compuware. We are a very trusted brand with respect to mainframe. We’re the only one still investing in pure R&D on the mainframe at any kind of significant level next to IBM and that’s a great rallying point for us because customers trust us. And if we do a good job with their mission critical applications that run on that mainframe platform and they trust us to be there and support them on a global basis, they’re going to trust us in the cloud and they’re going to trust is in the distributive world and they’re going to trust us on mobile.

We are going to invest across all three of those platforms. And then when we picture our products and when you go to our website, we’re broken up into four distinct categories. We have an awful lot of SKUs. I still think we have work to do ourselves in making that portfolio easier to understand and easier to manage. But right now you can navigate into our company, you can come into these four distinct business units and figure out what applications that you’re looking for, and with the big distribution engine we have and the amount of money we spend on marketing, we’re getting an image of our company that is a well-run software company.

So I’ll broadcast for a little bit longer and then I’ll turn it over for some Q&A. Why Rally? I’ve been kind of hitting on this throughout my talk is there’s just not a lot of high quality software companies that have your characteristics. The things that we’re looking at, we’re a big believer in cloud. We think that cloud first is the absolute right way to go. If an application can be delivered through the cloud rather than perpetual, it’s a better architecture. It’s a better architecture because it’s a better business model. It’s better for customers. If you’re building cloud-oriented solutions, you have to be super, super careful about product quality; absolutely have to be super careful about product quality.

When you’re shipping perpetual licenses and you’re trading dollars for a CD, you can put a lot of bugs on that software and that one customer will get those bugs and they’re not broadcasting to the world, not immediately. When you’re an on-demand software company and you put something into production, you’re attacking thousands of customers so your duty of care is a lot greater.

Secondly, you can’t be everything to everybody. You just can’t you can’t be bespoke. You have to be thoughtful about what it is you’re building. You have to build something because you’ve done the work, you think it’s the right thing to build, you intimately understand the problems based in the domain and you are making a decision based on feedback - because you don’t want to do it in vacuum -

that this is going to be the best release for the place that we’re competing in. When you do that, you get rid of all the corner cases that don’t really matter.

Our industry has built more software that doesn’t matter than you can possibly imagine and that’s why customers don’t trust us. I mean we have got to be one of the most untrusted environments for businesses of any type of SIC code. We have built software that doesn’t work, we have sold software that they don’t need, we have sold in capacity that they will never use and customers are pushing back. And if you don’t understand that, I think once again you’re going to be a dinosaur. They’re going to want to try and buy your software. They want to make sure your software works in their environment and if it doesn’t, they’re going to go find someone else. They’re not going to buy a bunch of bloated features that they’re not going to use. They’re going to be very thoughtful. They want to be lean themselves and lastly, they’re not going to overbuy on capacity because it’s the end of your quarter and you want to be let’s make a deal like Monte Hall. They’re more than happy to pay for value and they’ll pay for that value when they need it but they don’t want to be in to pressure into buying what they don’t want.

Now, take a look at how we’ve been running the software business for the last 20 to 30 years. It hasn’t looked like that. Customers are taking control of their view of what they’re going to look like in a digital world and they have choices and their choices are very clear. They want easy to use, easy to install, low cost of ownership and they want to make sure they only buy what they need, and that’s how we’re trying to put our whole product portfolio to market. When we take a look at Rally, you guys hit every single one of those criteria, every single one of those criteria. You got a sophisticated SaaS platform that scales, you have products that people can buy, test and use in their environment. It’s open enough where they can use software development tools that fit their culture but it has enough guardrails so they can’t get themselves into an awful lot of trouble because the system puts them in a situation where you get to see what those problems are early on.

I love the market. You want to be in a market that’s growing. If you take a look at the market in which you play, it’s about a $5 billion market growing at 9%. Somewhat interesting, doesn’t really get me too excited. What gets me exited is inside that $5 billion market, agile is growing at 39% displacing waterfall. That’s super exciting. Because everybody that’s building software today that isn’t on agile is going to be looking for help and they’re going to be looking for a platform and this is the best platform bar none. And how do I know that? Because we use it. Our best development teams use Rally. I’m on the board of ADP, they use Rally. American Express is one of our biggest customers, they use Rally. I’m going out to GE next week, they use Rally. When I talk to CIOs and I innocuously ask them, “So what do you think of Rally?” I get rave reviews. They love you guys. They think you’re the greatest thing since sliced bread. It gives me confidence and when I start thinking about all of these customers that don’t understand agile that need to understand agile and our duty to try to help them, I think that this is just an absolute fantastic acquisition for us and I think it’s a great place for Rally to be part of the CA family. So when I’m thinking of why Rally, I have a whole lot of tangible evidence that says we can help Rally grow faster than it would be as an independent company, and between the two of us, the customers that we will all want to serve, we can do that faster together than we ever could by ourselves. It’s a great mix.

Now, acquisitions are tough. I’ve done an awful lot of them in my career. It really does come down to culture. If you have two companies that have completely disparate cultures, the amount of calories it’s going to take to get them to operate as one is probably more than any management team is willing to put in. When I take a look at the culture of Rally and I take a look at what we do, I didn’t have to go draw this chart. When I was talking to Tim and he was describing the company, when I talk to your customers, they told me how you operate, I felt that there was a sync there that made a lot of sense for us. But this is the Venn diagram. These are your cultures and ours. Very similar. I mean is there anything on there that you would take off the list? Is there anything on there that you don’t think is important?

The only thing that I would emphasize is a little bit more customer focus. One of the things that I’ve looked at once again as the software industry is changing is paying attention to customers. Case in point, two years ago we never tracked our net promoter score. First year we started tracking, it was very difficult it laid a base line. The second year, this last year just by focusing on it and making it part of everybody’s objectives, we were able to bring our net promoter score up 11%. Coupled with that if you truly believe in agile, listening to the customer, getting them into your sprints, getting them into your scrums, making sure that they’re getting their voice and also applying your own judgment and intellect, but getting that customer feel I think is extraordinarily important. I was very proud of our team over the last year how much work they did.

So these are the kinds of things that you want all of our customers to say about us and next year at CA World which will be this year, November, you’ll have a big spot onstage. We’ll be able to tell the CA story and talk about your customers and how they feel about using your software and how much business value they’ve created, how many jobs they’ve created because they’re a successful company. These are the things that I think are extraordinarily important and really comes down to values. Because when you’re focused on customers and you’re meeting your commitments, I think you have a much, much bigger runway.

So let me try to wrap up what’s next. Target close mid-July, between now and then, it will be a little awkward for all of us, probably more for you than for me. I’ll just be sweating about how I’m going to pay for all this and you guys will be sweating about how we’re going to work together. I’ve put an A+ team here to work on integration, I think you’ve met most of them. Our whole notion on this is preserve value and by preserving value, we want to be good listeners but we also want to make sure that we’re very thoughtful and we do make our commitments. I’ve got a commitment. I got to grow this company. I got to do it. It’s somewhere between a 38%, 39% operating margin. So, that’s the envelope. If you’re an independent company with Tim, he’s got an envelope as well. I think you’ve seen how this works with Wall Street. Meet your commitments, live to fight another day. Miss your commitments, go in the penalty box for a year. I love hockey. I’m not a big fan of being in the penalty box. [Laughter] So we will put smart plans together, we will be thoughtful, we will be respectful, but at the end of the day we have to get this together where one plus one does not equal two. It’s got to be a lot more than two.

Cross-selling to platinum accounts post-close, we’re not going to talk about this until after close, but when you take a look at where your big success has been, it’s on more sophisticated development teams.

We have access to those accounts. We think that we can really help tell the Rally story or get you in front so you can tell the Rally story in some of the biggest software companies in the world and that’s the place where you want to play. I mean that is the big leagues. I think that’s where you already have 15 — I think about 15 in the Fortune 50, we’re in all of them. We want to get you in front of them. We want you to tell your story. We want to get your agile teams and your agile coaches to help them build great software and when we do that much like the mainframe because we’ve helped them and we’ve served them, we think it’s going to open up more of our portfolio and I think that’s going to be good for all of us.

Drive market synergies through project - product integrations. Very fancy words for let’s go figure out how to make this thing as big as we possibly can make it. We’ve got a plan in place that we think works. It’s not quick dried in cement. It’s open to more iterations but we have a baseline of how we think about it. I look at that baseline and I think that’s the bottom standard. I think that this is something that we can make a lot bigger than even our own imagination.

So with that, I want to thank all of you and Tim, I really want to thank you as well. You’ve been such a great partner to deal with and very, very easy to work with Tim and our conversations are very blunt and to the point and we don’t waste a whole lot of time. No going back and forth on things that don’t matter. We get into the heart of things and you’ve been such a great, great partner and thank all of you and with that, let’s open it up to some questions.

Tim Miller:

Thanks, Mike, how about a round of applause. [Applause] So I’m going to open up for questions here on the floor. Before I do that, I’ll ask that you introduce yourself. Give your name and maybe your department. Who’s got the first question for us? Ha-ha, Chris. [Laughter] How did I know?

Chris Cornacchia:	How are you doing? Thanks, Mike. I’m Chris Cornacchia. I’m a Major Account Manager which is in our sales team and actually CA was a customer of ours.

Mike Gregoire:	Great.

Chris Cornacchia:	So Andy and I have been working with…

Mike Gregoire:	Great. You charged us too much but now — but now, I like that attitude. [Laughter]

Chris Cornacchia:

Yes, exactly. So while we lost one of our biggest accounts, one of the [Audio Gap]. Hello? How’s the sales model going to change? Are our biggest customers going to be handed over to a CA account exec?

Mike Gregoire:

We’re still in the middle of figuring that out. I think it’d be a combination of both. I don’t think - first of all, who owns the customer? It’s not you. It’ll be CA and Rally will be part of CA. We’re going to do whatever makes the most amount of sense but the whole idea is to preserve value. Our sales team is not qualified to sell Rally. We’re not. We’re not agile experts. You are. When we go to these big accounts, some of these customers, we have $100 million a year of revenue coming from them. They buy lots and lots of CA. You’re going to want to partner with that strategic account manager much like the rest of the product portfolio and the whole notion of this is to make it easy to do business with us and if we’re difficult to deal with, they won’t buy from us and the whole notion is to make it easier to do business with so I think you should have legitimate concern about it. I think any sales professional that’s good is a control freak and you’re exhibiting those kinds of characteristics.

Chris Cornacchia:	I have one more question too so…

Mike Gregoire:

I like that but at the end of the day, it’s in all of our best interest to put you in a situation where you can hit the ball out in the park and we’re going to do everything we can to make sure that that happens. It’s in our best interest as well.

Chris Cornacchia:

Thanks. So the last topic is along the lines of culture and you talk about our core values right here and Liz might kill me for this one but everyone of us at one point stood on this stage or in front of everybody and said their name and then gave a memorable story. It used to be an embarrassing story but it got a little too out there but now, it’s just a memorable story. When I gave mine eight years ago it’s about the Leadville 100 and my journey in completing that and I think you’re a mountain biker, right?

Mike Gregoire:

Well, I did the Leadville 100. [Laughter] That was one long miserable day in the office. I did it once. I will not do it again but I’ve done the Tahoe 100 three times so I do like to ride both road and mountain and I’m looking forward to many visits here where we have an opportunity to bond on two wheels rather than in a conference room but yes, I like to ride my bike. CA sponsors the number one amateur cycling team in California. I race with them. I do about 10 races a year, half-mountain, half-road. I’m not that good. I’m the fattest guy on the team. I get dropped like a bad habit most times but I’ll go work for anybody. I’m your classic domestique so I’m usually the guy out in the wind until I blow up and then I ride the long miles by myself because I’ve been dropped by the peloton. But no, I love riding the bike. I’ll do it anytime anywhere. I like to ski a lot as well. I’ve done 1.45 million vertical feet of heliskiing and the reason why I know that is they charge you by the foot. [Laughter] So anything that’s outdoors, I’m a huge fan of and I’m all for getting a bike ride together next time I’m out in Boulder. Is that good enough? All right. [Applause] Any other questions - and I did get the buckle at Leadville so I’m not that bad. I’m not that slow.

Dru Jacobs:

Hey, Mike, Dru Jacobs from Marketing. What can you share with us about the pre and post-close process and more specifically, as we think about all of us as employees and what it means to us, when do you think we can get some more of the personal questions answered around some of this process?

Mike Gregoire:

It’ll be rolled out in batches probably by group. If I look at this acquisition like typical acquisitions in high tech, each group will get offers as per the diligence goes forward, it’ll be kind of a rolling fund or approach prior to close but what you should think about is — I’ll ask this question and you should answer it. Why is CA buying Rally? What are we trying to do? Starts with a “G.” Grow. Grow — don’t ever forget that. If you are in a group that is helping with that mission and I would assume every single person here says, “Yes,” I mean no, I wake up in the morning because I’m trying to shrink Rally. Like me, who wakes up and says that? Nobody. Wake up and say, “I’m as good as anybody. As a matter of fact, I’m better than everybody and I’m here to help grow this company and I want to lean into this as much as I possibly can.” I think everyone is going to be super happy with the result. That’s usually the way it works. Next?

Tim Miller:	One last question.

Sheri Johnson:	This is Sheri in Recruiting. I was curious to see what your communication update will be like from the executive staff or are we going to into like a quiet period until then?

Mike Gregoire:

It won’t be quiet but once again, the pace and specificness of what you want will be less than your desire because you’re going to want to know. I mean at the end of the day, let’s just put it on the table. How much am I going to get paid? What is my job going to be? What am I going to be working on? Who am I going to be reporting to?  Do I have to relocate?  Can I wear jeans?  Can I wear sandals?  Are we going to start having burritos on Fridays?  I mean all that stuff we will answer all of those questions.  The way and the template that I would think about it is we’re not trying to change Rally.  We’re trying to make Rally the best Rally it can be and to the extent that we have resources that can.

- End of Recording -

Notice to Investors of Rally Software Development Corp.

The tender offer for the outstanding shares of Rally Software Development Corp. described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Rally Software Development Corp. pursuant to the tender offer by Grand Prix Acquisition Corp. (“Merger Sub”) or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by CA and Merger Sub. In addition, Rally Software Development Corp. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Rally Software Development Corp.’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Merger Sub’s tender offer because they contain important information, including the terms and conditions of the offer. Rally Software Development Corp.’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov.